Consent of Independent Registered Public Accounting Firm

The Board of Trustees

Calvert Social Investment Fund:

We consent to the use of our reports, incorporated herein by reference, dated November 29, 2012, with respect to the financial statements of the Calvert Money Market, Balanced, Bond, Equity, and Enhanced Equity Portfolios, and the Calvert Conservative Allocation, Calvert Moderate Allocation, and Calvert Aggressive Allocation Funds, each a series of the Calvert Social Investment Fund, as of September 30, 2012, and to the references to our firm under the heading "Financial Highlights" in the Prospectuses and "Independent Registered Public Accounting Firm and Custodian" in the Statements of Additional Information.

/s/ KPMG LLP

Philadelphia, Pennsylvania

January 28, 2013